(202) 274-2030	rgarabedian@luselaw.com

November 3, 2009

VIA FEDERAL EXPRESS

Mr. Justin Dobbie

Attorney Advisor

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Versailles Financial Corp.
Registration Statement on Form S-1
Filed September 17, 2009
File Number 333-161968

Dear Mr. Dobbie:

On behalf of Versailles Financial Corporation (the “Company”), the following are responses to the Staff’s comment letter dated October 14, 2009. For ease of reference the comments have been reproduced below.

Registration Statement on Form S-1

General

1.	Please include a “Recent Developments” section in the forepart of the prospectus to update the financial information for any materials changes in your financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

A Recent Developments section has been added to the prospectus beginning on page 30.

Cover Page of Prospectus

2.	Please confirm that you will not use the prospectus before the effective date of the registration statement. In the alternative, please revise the cover page to include the legend contemplated by Item 501(b)(10) of Regulation S-K.

Mr. Justin Dobbie

Securities and Exchange Commission

November 3, 2009

The Company confirms it will not use the prospectus before the effective date of the registration statement.

How We Determined the Offering Range, page 4

3.	Please revise to clarify, if accurate, that the market value of the company at the midpoint is based upon the Keller & Company appraisal and that the market value range is derived from the midpoint based on applicable regulatory requirements. Please also highlight that the offering range was determined through the independent appraisal process and that the Board of Directors was limited to determining the per share price and approving the appraisal.

Please see the revised disclosure on page 4 responding to this comment.

4.	We note from the second from last paragraph on page 5 that the Board of Directors considered certain selected pricing ratios in its review and approval of the valuation. Please revise to disclose the board’s analysis of these ratios supporting its determination to approve the valuation.

Please see the revised disclosure on page 5 responding to this comment.

5.	Please revise to include a summary discussion of the market value adjustments made to determine the appraised value of the company, including a brief discussion of the reasons for each of the adjustments. Refer to pages 49-61 in the appraisal.

Please see the revised disclosure on page 6 responding to this comment.

6.	We note the discussion of valuation methods in the first two paragraphs on page 62 of the appraisal. Please revise the prospectus to include a summary of this discussion.

Please see the revised disclosure on page 6 of the prospectus.

7.	Please revise the table at the bottom of page 5 to include the company’s ratios at the midpoint of the offering range.

The table has been revised to reflect this comment and the table under “The Conversion – Determination of Share Price and Number of Shares to be Issued” has also been revised.

8.	It appears that the comparison of the company’s ratios at the maximum of the offering range is to the average, rather than the median, of the peer group. Please revise or advise.

Mr. Justin Dobbie

Securities and Exchange Commission

November 3, 2009

The discussion has been revised to reference the “average” pricing of the peer group.

After-Market Stock Price Performance…, page 6

9.	Please revise to discuss in greater detail the general market and economic conditions that may have affected the stock prices of the companies listed in the table. Please also address the limited number of mutual-to-stock conversions that closed during the period covered by the table as compared to prior periods.

Please see the revised disclosure on page 8 of the prospectus responding to this comment.

10.	By footnote or otherwise, please disclose the reason for the 0.0% figures for St. Joseph Bancorp.

The prospectus has been revised to address this comment.

Benefits to Management…, page 12

11.	We note that this section includes more detailed information than what is contemplated by the summary. Please revise to briefly summarize the benefits to management and the potential dilution to stockholders following the conversion. Please provide this summary information in plain English. Please move the more detailed information to the body of the prospectus and refer the reader to that information by cross-reference or otherwise. Refer to Item 503(a) of Regulation S-K.

The prospectus has been revised to address this comment with the more detailed discussed moved to “Management of Versailles Financial Corporation – Benefits to be Considered Following the Stock Offering.”

Risk Factors, page 17

Risks Related to Our Business, page 17

The United States Economy…, page 17

12.	Please provide the discussion of the risks related to your local economy in a separate risk factor. Please also discuss in greater detail the impact of the economic downturn on the local real estate markets in which the company operates.

Please see the revised discussion “Economic Conditions in Our Market Area May Negatively Affect Our Business and Financial Results.”

Mr. Justin Dobbie

Securities and Exchange Commission

November 3, 2009

13.	Where you discuss your local market area, specifically address its connection to the manufacturing industry, and, to the extent material, the automobile industry in particular, and describe the impact of current economic challenges. Also, disclose that Darke and Shelby Counties have experienced minimal increases in population and households since 1990 and that the current population decline in Darke County is projected to continue, as discussed in the appraisal.

Please see the revised discussion “Economic Conditions in Our Market Area May Negatively Affect Our Business and Financial Results.”

A legislative proposal has been introduced…, page 22

14.	Please revise to disclose the risk, if any, that the company may not be well capitalized under current bank holding company capital requirements at the minimum offering level.

Please see the revised discussion under this risk factor.

Our stock-based benefit plans…, page 24

15.	Please revise this risk factor to focus on the principal risk to investors and avoid an overly detailed discussion. We note, in particular, that as a result of your proposed benefit plan arrangements, pro forma net income for 2009 would decline from $138,000 to $106,000 at the minimum offering level.

The risk factor has been revised and the more detailed discussion moved to the “Management of Versailles Financial Corporation – Benefits to be Considered Following Completion of the Stock Offering.”

How We Intend To Use The Proceeds From The Offering, Page 31

16.	On page 32, quantify any known or expected significant uses of proceeds such as the expense of a new home office.

At the current time the Company is unable to quantify any significant use of the proceeds other than the anticipated loan to the employee stock ownership plan. Although the Company plans to establish a new home office for the Bank, no site has yet been identified or the expected cost of acquiring or constructing a facility.

Mr. Justin Dobbie

Securities and Exchange Commission

November 3, 2009

Transactions with Certain Related Persons, page 104

17.	It appears that the company is relying on Instruction 4(c) to Item 404(a) of Regulation S-K with respect to its related party transaction disclosure. Please revise to include the representations required by the instruction. Please also ensure that if the company includes these representations, the company refers to comparable loans with persons not related to the lender as required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

The discussion has been revised to reflect this comment

The Conversion

General, page 105

18.	In the sixth paragraph of this section, please indicate that the plan of conversion has been filed with the Commission as an exhibit to the registration statement.

A sentence has been added to this paragraph to address this comment.

Exhibit 8

19.	The tax opinion must be current at the time of effectiveness. Please either remove the last sentence in the first paragraph on page 2 about not updating the opinion or refile the opinion shortly before you request effectiveness.

The tax opinion has been revised to reflect this comment and included as Exhibit 8.

20.	Counsel assumes that the Plan has been duly and validly authorized and approved and adopted by the board of directors of the Bank in the first sentence of the third paragraph of page 1. Please remove this assumption as it is inappropriate.

The tax opinion has been revised to reflect this comment.

21.	You may limit reliance on the opinion with regard to purpose, but not person. Please revise the last paragraph of the opinion accordingly.

The tax opinion has been revised to reflect this comment.

*            *            *

Mr. Justin Dobbie

Securities and Exchange Commission

November 3, 2009

Please acknowledge receipt of this letter and the enclosed materials by date-stamping and returning in the envelope provided the enclosed receipt copy of this letter. If you have any questions regarding this letter or the enclosed, please contact the undersigned at (202) 274-2030 or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Richard S. Garabedian

Richard S. Garabedian

Enclosures

cc:	Mr. Douglas P. Ahlers, President